File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2005

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated November 29th, 2005

Press Release

Vitro Plan agrees to sell its 51 Percent of Shares of Quimica M

Garza Garcia, Nuevo Leon, Mexico, November 29, 2005.- Vitro, S.A. de C.V. (NYSE: VTO and BMV: VITROA) announced today that its subsidiary Vitro Plan S.A. de C.V. has signed an agreement with Solutia to pursue the sale of its 51 percent of shares in Quimica M, S.A. de C.V., a joint venture between these two companies located in the vicinity of the city of Puebla in Mexico, with Solutia currently owing 49 percent of the shares.

The closing of the transaction for approximately US$20 million is subject to approval from by governmental authorities in Mexico and the US.

With annual sales in 2004 of US$47 million, Quimica M produces PVB interlayers which are used by major glass producers such as Vitro to make laminated glass for use in automobiles and buildings.

This sale is in line with Vitro’s Strategic Plan aimed at reducing the Company’s debt.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses. Vitro also produces raw materials, equipment and capital goods for industrial uses. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in nine countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at:http://www.vitro.com.

For more information please contact:

Media Monterrey: Albert Chico Vitro, S. A. de C.V. + 52 (81) 8863-1335 achico@vitro.com	Financial Community: Leticia Vargas/Adrian Meouchi Vitro S.A. de C.V. + 52 (81) 8863-1210 /1350 lvargasv@vitro.com ameouchi@vitro.com	U.S. Contacts: Susan Borinelli / Michael Fehle The Breakstone Group 646-452-2336 sborinelli@breakstone-group.com mfehle@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: November 29th, 2005